Exhibit (a)(1)(iii)

PROTHENA CORPORATION PLC

TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE ORDINARY SHARES FOR A NUMBER OF REPLACEMENT OPTIONS, DATED NOVEMBER 9, 2020 (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this Offer, please indicate your election by making the applicable selections on the option exchange program website at www.myoptionexchange.com by 9:00 P.M. Pacific Time on February 12, 2021 (unless the Offer is extended).

You may withdraw this election by submitting a new properly completed election via the option exchange program website on or prior to the Offer expiration date, which will be 9:00 P.M. Pacific Time on February 12, 2021, unless we extend the Offer.

By electing to exchange your eligible options, you understand and agree to all of the following:

1. I hereby agree to (i) accept the grant by Prothena of my eligible options indicated on my election, to the extent not previously accepted and (ii) exchange my eligible options indicated on my election for replacement options as determined in accordance with the Offer to Exchange on the terms of the Offer as set forth in the Offer to Exchange of which I hereby acknowledge receipt. Each eligible option indicated on my election will be cancelled, on a grant-by-grant basis, following the expiration of the Offer on February 12, 2021, or, if the Offer is extended, on the extended Offer expiration date. Any replacement options will be granted to me on February 12, 2021, in accordance with the terms of the Offer or, if the Offer is extended, on the expiration date of the extended Offer.

2. The Offer is currently set to expire at 9:00 P.M. Pacific Time on February 12, 2021, unless Prothena, in its discretion, extends the period of time during which the Offer will remain open.

3. If I cease to be an active employee of Prothena or its subsidiaries or a non-employee director of Prothena before the expiration of the Offer, I will not receive any new replacement options. Instead, I will keep my current eligible options and they can be exercised or will expire in accordance with their terms.

4. Until 9:00 P.M. Pacific Time on February 12, 2021, or if the Offer is extended, the extended Offer expiration date, I will have the right to withdraw or change the election that I have made with respect to all of my eligible options. HOWEVER, AFTER THAT TIME I WILL HAVE NO ABILITY TO CHANGE MY ELECTION. The last properly submitted election received by Prothena prior to the expiration of the Offer shall be binding. Until the Offer period closes at 9:00 P.M. Pacific Time on February 12, 2021, or if the Offer is extended, the extended Offer expiration date, I may withdraw my tendered eligible options at any time.

5. The tender of my eligible options will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by Prothena of my eligible options pursuant to the Offer will constitute a binding agreement between Prothena and me upon the terms and subject to the conditions of the Offer.

6. I am the registered holder of the eligible options tendered hereby, and my name and other information appearing on the election are true and correct.

7. I am not required to tender some or all of my eligible options pursuant to the Offer.

8. PROTHENA AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OFFER CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

9. Under certain circumstances set forth in the Offer to Exchange, Prothena may terminate or amend the Offer and postpone its acceptance of the eligible options I have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

10. I understand that: (i) the value of any ordinary shares of Prothena obtained upon vesting and exercise of the replacement options granted pursuant to the Offer to Exchange is an extraordinary item which is outside the scope of my employment contract, if any; and (ii) the replacement options and the shares acquired upon vesting or exercise are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

11. I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the option exchange resulting from termination of my employment or service with Prothena or any of its subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws), and I irrevocably release Prothena and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim.

12. Regardless of any action that Prothena or its subsidiaries takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer to Exchange and the replacement options (“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by Prothena or its subsidiaries, if any. I further acknowledge that Prothena and/or its subsidiaries (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer to Exchange and the replacement options including, but not limited to, the exchange of eligible options, grant, vesting of the replacement options, the issuance of ordinary shares of Prothena upon exercise of the replacement options or the subsequent sale of shares acquired pursuant to such issuance; and (ii) do not commit to and are under no obligation to structure the terms of the Offer to Exchange or new replacement options to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the grant of the new replacement options and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that Prothena and/or any of its subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize Prothena and/or any of its subsidiaries to withhold all Tax-Related Items legally payable by me pursuant to the terms of the option agreement evidencing my replacement options and the Prothena’s 2018 Long Term Incentive Plan, as amended (the “2018 LTIP”).

13. I hereby explicitly and unambiguously consent to the collection, use, transfer or any other form of processing, in electronic or other form, of my personal data as described in the Offer to Exchange and my applicable award agreement by and among, as applicable, my employer, Prothena and its subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Offer to Exchange and the applicable plan. I understand that Prothena and my employer may hold certain personal information about me for this purpose, including, but not limited to, my name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any shares of or directorships held in Prothena or any of its subsidiaries, details of all options or any other entitlement to Prothena shares awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the exclusive purpose of implementing, administering and managing the plans and the Offer to Exchange (collectively, “Personal Data”). I understand that Personal Data will be transferred to any third party assisting in the implementation, administration and management of the applicable plan and the Offer to Exchange. I understand that the recipients of the Personal Data may be located in my country or elsewhere including outside the European Economic Area, and that the recipient’s country may have different, or no adequate level of, data privacy laws and protections than my country. I understand that I may request a list with the names and addresses of any potential recipients of Personal Data by contacting my local human resources representative. I authorize Prothena, my employer and any other recipients of

Personal Data which may assist Prothena (presently or in the future) with implementing, administering and managing the Offer to Exchange and the plans to receive, possess, use, retain, transfer or process in any other way Personal Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the Offer to Exchange and the applicable plan, including any requisite transfer of Personal Data as may be required to a broker or other third party with whom I may elect to deposit any shares issued upon vesting and exercise of the new replacement options. I understand that Personal Data will be held only as long as is necessary to implement, administer and manage my participation in the Offer to Exchange and the applicable plan. I understand that I may, at any time, view Personal Data, request additional information about the storage and processing of Personal Data, require any necessary amendments to Personal Data or refuse or withdraw the consent herein, in any case without cost, by contacting in writing my local human resources representative. I understand that refusal or withdrawal of consent may affect my ability to participate in the option exchange and the applicable plan. I understand that I may contact my local human resources representative for more information on the consequences of my refusal to consent or withdrawal of consent.

14. In the event that I have not accepted the grant of the eligible option(s) I elect to tender in the Option Exchange, I hereby agree to be bound by the terms and conditions of the equity plan pursuant to which the eligible option(s) were granted (the “LTIP”), the applicable option agreement evidencing my eligible option(s), including any grant notice attached thereto or provided therewith, each as provided at www.etrade.com. I also agree to accept as binding, conclusive and final, all decisions or interpretations of the Administrator (as defined in the LTIP) upon any questions arising under the LTIP or relating to such eligible option(s).

I understand that none of the officers or employees of Prothena, the Board of Directors of Prothena or the Compensation Committee of the Board of Directors of Prothena is making any recommendation as to whether I should exchange or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the new replacement options may decline in value. I further understand that past and current market prices of Prothena ordinary shares may provide little or no basis for predicting what the market price of Prothena ordinary shares will be in the event I elect to exchange my options in accordance with the terms of this offer or at any other time in the future.

These Terms of Election do not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) these Terms of Election; (3) the 2018 LTIP and (4) the applicable form of option agreement under the 2018 LTIP (based on my location of residency and status as an employee or non-employee director).